Exhibit 99.1

DESCARTES ANNOUNCES FISCAL 2022 FOURTH QUARTER
AND ANNUAL FINANCIAL RESULTS
Record Annual Revenues and Income from Operations

WATERLOO, Ontario — March 2, 2022 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2022 fourth quarter (Q4FY22) and year (FY22) ended January 31, 2022. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Changes in geopolitical and economic environments create complexity and uncertainty for our customers,” said Edward J. Ryan, Descartes’ CEO. “Inflationary pressures and international sanctions/restrictions, among other things, add to the challenges faced by today’s supply chain participants. Our Global Logistics Network and various compliance solutions help our customers understand and comply with sanctions, adapt to rapidly shifting regulatory conditions, and quickly make cost-effective changes in their supply chains. We continue to leverage our experience and financial position to grow our Global Logistics Network for the benefit of our customers, such as the recent addition of NetCHB to our business.”

FY22 Financial Results

As described in more detail below, key financial highlights for Descartes’ FY22 included:
•	Revenues of $424.7 million, up 22% from $348.7 million in the same period a year ago (FY21);
•
Revenues were comprised of services revenues of $378.5 million (89% of total revenues), professional services and other revenues of $41.1 million (10% of total revenues) and license revenues of $5.1 million (1% of total revenues). Services revenues were up 22% from $309.7 million in FY21;

•	Cash provided by operating activities of $176.1 million, up 34% from $131.2 million in FY21;
•	Income from operations of $103.4 million, up 45% from $71.4 million in FY21;
•	Net income of $86.3 million, up 66% from $52.1 million in FY21. Net income as a percentage of revenues was 20%, compared to 15% in FY21;
•	Earnings per share on a diluted basis of $1.00, up 64% from $0.61 in FY21; and
•	Adjusted EBITDA of $185.7 million, up 31% from $142.0 million in FY21. Adjusted EBITDA as a percentage of revenues was 44%, compared to 41% in FY21.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY22 and FY21 (dollar amounts in millions):

	FY22	FY21
Revenues	424.7	348.7
Services revenues	378.5	309.7
Gross margin	76%	74%
Cash provided by operating activities	176.1	131.2
Income from operations	103.4	71.4
Net income	86.3	52.1
Net income as a % of revenues	20%	15%
Earnings per diluted share	1.00	0.61
Adjusted EBITDA	185.7	142.0
Adjusted EBITDA as a % of revenues	44%	41%

Q4FY22 Financial Results
As described in more detail below, key financial highlights for Q4FY22 included:
•	Revenues of $112.4 million, up 20% from $93.4 million in the fourth quarter of fiscal 2021 (Q4FY21) and up 3% from $108.9 million in the previous quarter (Q3FY22);
•
Revenues were comprised of services revenues of $99.5 million (89% of total revenues), professional services and other revenues of $11.7 million (10% of total revenues) and license revenues of $1.2 million (1% of total revenues). Services revenues were up 20% from $82.7 million in Q4FY21 and up 2% from $97.2 million in Q3FY22;

•	Cash provided by operating activities of $45.5 million, up 25% from $36.5 million in Q4FY21 and up 5% from $43.3 million in Q3FY22;
•	Income from operations of $26.0 million, up 19% from $21.9 million in Q4FY21 and down from $27.8 million in Q3FY22;
•	Net income of $19.2 million, up 12% from $17.2 million in Q4FY21 and down from $25.5 million in Q3FY22. Net income as a percentage of revenues was 17%, compared to 18% in Q4FY21 and 23% in Q3FY22;
•	Earnings per share on a diluted basis of $0.22, up 10% from $0.20 in Q4FY21 and down from $0.30 in Q3FY22; and
•
Adjusted EBITDA of $50.1 million, up 30% from $38.6 million in Q4FY21 and up 4% from $48.2 million in Q3FY22. Adjusted EBITDA as a percentage of revenues was 45%, compared to 41% in Q4FY21 and 44% in Q3FY22.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY22	Q3 FY22	Q2 FY22	Q1 FY22	Q4 FY21
Revenues	112.4	108.9	104.6	98.8	93.4
Services revenues	99.5	97.2	93.5	88.3	82.7
Gross margin	76%	76%	76%	76%	75%
Cash provided by operating activities	45.5	43.3	46.4	40.9	36.5
Income from operations	26.0	27.8	26.1	23.4	21.9
Net income	19.2	25.5	23.2	18.4	17.2
Net income as a % of revenues	17%	23%	22%	19%	18%
Earnings per diluted share	0.22	0.30	0.27	0.21	0.20
Adjusted EBITDA	50.1	48.2	45.9	41.5	38.6
Adjusted EBITDA as a % of revenues	45%	44%	44%	42%	41%

Cash Position
At January 31, 2022, Descartes had $213.4 million in cash. Cash increased by $42.3 million in Q4FY22 and increased $79.7 million in FY22. The table set forth below provides a summary of cash flows for Q4FY22 and FY22 in millions of dollars:

	Q4FY22	FY22
Cash provided by operating activities	45.5	176.1
Additions to property and equipment	(1.0)	(4.8)
Acquisitions of subsidiaries, net of cash acquired	-	(90.3)
Credit facility and other debt repayments	-	(1.1)
Payment of debt issuance costs	-	(0.1)
Issuances of common shares, net of issuance costs	0.1	2.7
Effect of foreign exchange rate on cash	(2.3)	(2.8)
Net change in cash	42.3	79.7
Cash, beginning of period	171.1	133.7
Cash, end of period	213.4	213.4

Acquisition of NetCHB
On February 9, 2022, Descartes acquired all of the shares of NetCHB, LLC (“NetCHB”), a provider of customs filing solutions in the US. The purchase price for the acquisition was approximately $38.7 million, net of cash acquired. The purchase price was funded from cash on hand. There is also potential performance-based purchase price consideration of up to $60.0 million based on NetCHB achieving revenue-based targets over the first two years post-acquisition.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:30 p.m. ET, Wednesday, March 2. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 8617702#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand. A digital replay of the conference call will be available following the call from 8:00 p.m. ET, and until March 9, 2022, at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the crisis in the Ukraine and the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current crisis in the Ukraine and the COVID-19 pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-

looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.   We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2021 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for FY22 and FY21, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY22	FY21
Net income, as reported on Consolidated Statements of Operations	86.3	52.1
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.1	1.2
Investment income	(0.3)	(0.2)
Income tax expense	16.3	18.3
Depreciation expense	5.1	5.8
Amortization of intangible assets	59.1	55.9
Stock-based compensation and related taxes	11.6	6.6
Other charges	6.5	2.3
Adjusted EBITDA	185.7	142.0

Revenues	424.7	348.7
Net income as % of revenues	20%	15%
Adjusted EBITDA as % of revenues	44%	41%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY22, Q3FY22, Q2FY22, Q1FY22, and Q4FY21, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY22	Q3FY22	Q2FY22	Q1FY22	Q4FY21
Net income, as reported on Consolidated Statements of Operations	19.2	25.5	23.2	18.4	17.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.3
Investment income	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Income tax expense	6.7	2.1	2.7	4.8	4.5
Depreciation expense	1.3	1.3	1.3	1.2	1.3
Amortization of intangible assets	15.0	15.4	15.0	13.8	14.1
Stock-based compensation and related taxes	2.9	3.0	3.1	2.6	1.9
Other charges (recoveries)	4.8	0.7	0.4	0.5	(0.6)
Adjusted EBITDA	50.1	48.2	45.9	41.5	38.6

Revenues	112.4	108.9	104.6	98.8	93.4
Net income as % of revenues	17%	23%	22%	19%	18%
Adjusted EBITDA as % of revenues	45%	44%	44%	42%	41%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	213,437	133,661
Accounts receivable (net)
Trade	41,705	37,206
Other	14,075	14,830
Prepaid expenses and other	21,974	16,939
Inventory	868	429
	292,059	203,065
OTHER LONG-TERM ASSETS	18,652	15,550
PROPERTY AND EQUIPMENT, NET	10,817	12,089
RIGHT-OF-USE ASSETS	10,571	12,165
DEFERRED INCOME TAXES	14,962	15,216
INTANGIBLE ASSETS, NET	229,609	239,992
GOODWILL	608,761	565,177
	1,185,431	1,063,254
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	10,566	7,955
Accrued liabilities	56,442	38,879
Lease obligations	4,029	4,168
Income taxes payable	5,616	3,383
Deferred revenue	56,780	49,878
	133,433	104,263
LONG-TERM DEBT	-	-
LONG-TERM LEASE OBLIGATIONS	7,382	8,895
LONG-TERM DEFERRED REVENUE	1,920	1,413
LONG-TERM INCOME TAXES PAYABLE	7,354	8,230
DEFERRED INCOME TAXES	35,523	29,385
	185,612	152,186

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,756,210 at January 31, 2022 (January 31, 2021 – 84,494,658)	536,297	531,825
Additional paid-in capital	473,303	464,102
Accumulated other comprehensive loss	(12,393)	(1,189)
Retained earnings (accumulated deficit)	2,612	(83,670)
	999,819	911,068
	1,185,431	1,063,254

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2022	2021	2020

REVENUES	424,690	348,664	325,791
COST OF REVENUES	101,810	89,910	85,721
GROSS MARGIN	322,880	258,754	240,070
EXPENSES
Sales and marketing	46,895	38,785	40,389
Research and development	62,570	54,066	53,513
General and administrative	44,454	36,267	34,628
Other charges	6,428	2,335	3,797
Amortization of intangible assets	59,099	55,905	55,485
	219,446	187,358	187,812
INCOME FROM OPERATIONS	103,434	71,396	52,258
INTEREST EXPENSE	(1,123)	(1,186)	(4,416)
INVESTMENT INCOME	299	159	193
INCOME BEFORE INCOME TAXES	102,610	70,369	48,035
INCOME TAX EXPENSE
Current	14,814	3,746	5,295
Deferred	1,514	14,523	5,743
	16,328	18,269	11,038
NET INCOME	86,282	52,100	36,997
EARNINGS PER SHARE
Basic	1.02	0.62	0.45
Diluted	1.00	0.61	0.45
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,591	84,360	81,659
Diluted	86,200	85,756	82,867

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2022	2021	2020
OPERATING ACTIVITIES
Net income	86,282	52,100	36,997
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	5,129	5,757	6,037
Amortization of intangible assets	59,099	55,905	55,485
Stock-based compensation expense	11,017	6,313	4,909
Other non-cash operating activities	308	207	337
Deferred tax expense	1,514	14,523	5,743
Changes in operating assets and liabilities:	12,789	(3,575)	(5,256)
Cash provided by operating activities	176,138	131,230	104,252
INVESTING ACTIVITIES
Additions to property and equipment	(4,829)	(3,759)	(4,900)
Acquisition of subsidiaries, net of cash acquired	(90,278)	(48,403)	(292,053)
Cash used in investing activities	(95,107)	(52,162)	(296,953)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	-	10,196	297,015
Credit facility and other debt repayments	(1,068)	(10,793)	(322,634)
Payment of debt issuance costs	(72)	(40)	(1,400)
Issuance of common shares for cash, net of issuance costs	2,656	6,194	237,973
Payment of contingent consideration	-	-	(785)
Cash provided by financing activities	1,516	5,557	210,169
Effect of foreign exchange rate changes on cash	(2,771)	4,633	(363)
Increase in cash	79,776	89,258	17,105
Cash, beginning of year	133,661	44,403	27,298
Cash, end of year	213,437	133,661	44,403